Exhibit 21.1

Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Beijing Chagee Catering Management Co., Ltd.	PRC
Sichuan Chagee Enterprise Management Co., Ltd.	PRC
Guochao Information Technology (Dongtai) Co., Ltd.	PRC
Sichuan Chayudao Enterprise Management Co., Ltd.	PRC